United States securities and exchange commission logo





                              July 14, 2021

       Jonathan Neman
       Chief Executive Officer
       Sweetgreen, Inc.
       3101 W. Exposition Boulevard
       Los Angeles, CA 90018

                                                        Re: Sweetgreen, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 17,
2021
                                                            CIK No. 0001477815

       Dear Mr. Neman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted June 17, 2021

       Glossary
       Key Terms of Our Business, page iii

   1.                                                   Please consider
expanding the definition of Total Digital Channels to disclose that it includes all revenues
except in-store sales via cash or credit card.
   2. Please amend your disclosure to briefly describe how you define "material, temporary closure," for purpose
of determining comparable restaurant base. Please also amend your disclosure here to
state, as you do on page 77, that "as a result of material, temporary closures due to the
COVID-19 pandemic, 19 restaurants were excluded from our
                                                        Comparable Restaurant
Base."
 Jonathan Neman
Sweetgreen, Inc.
July 14, 2021
Page 2
Same-store Sales Growth, page iv

3. Please revise to disclose here, as you do on page 77, that "[i]n fiscal year 2020, as a result of temporary restaurant closures of 56 restaurants due to political and civil disturbances during the second quarter of 2020, one week was excluded from the Same-Store Sales
         Growth for such restaurants in 2020, as well as the corresponding week in the prior fiscal year."
Prospectus Summary, page 1

4. Please amend the following disclosures about recent studies and commissioned surveys, as requested below:

                "Our plant-forward menu means that we are already 30% less carbon intensive than the average U.S. diet, according to Watershed, our third-party strategic climate technology partner" (see page 2). Please file the expert consent of Watershed as an exhibit to your registration statement. See Rule 436 and Section 7 of the Securities
              Act.

                "A recent study found that consumers are four to six times more likely to purchase from purpose-driven companies" (see page 7). Please amend your disclosure to identify the study, and define "purpose-driven companies." If you commissioned the study, please identify the entity from which you commissioned the study, and file the entity's consent with your registration statement. See Rule 436 and Section 7 of the
              Securities Act.

                "Our aided brand awareness has grown significantly, and as of November 2019 our average aided brand awareness across existing markets in the United States was 41%, according to a study we commissioned" (see page 8). Please identify the entity from which you commissioned the study, define the parameters of the study, and provide disclosure describing the study results that support your statements about the study data. For example, please disclose how you define "aided brand awareness," and how you determined that the same was 41% as of November 2019. Please also file the consent of the entity from which you commissioned the study. See Rule 436 and
              Section 7 of the Securities Act.

             "Per a customer survey commissioned in October 2020, over 30% of our customers were at least 35 years of age, and almost half of those customers were at least 45 years of age." Please identify the entity from which you commissioned the study, define the parameters of the study, and provide disclosure describing the study results
FirstName LastNameJonathan     Neman about the study data. File the consent of
the entity from
           that support your statements
Comapany which
           NameSweetgreen,    Inc. the study. See Rule 436 and Section 7 of the
Securities
                  you commissioned
           Act.
July 14, 2021 Page 2
FirstName LastName
 Jonathan Neman
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Who We Are, page 1

5. You disclose that you are "one of the fastest-growing restaurant companies in the United
         States." Please amend your disclosure to clarify the measure by which you are one of the fastest-growing restaurant companies. For example, disclose whether this statement about your growth is based on sales, market share, physical locations, etc.
6. We also note your disclosure that "[i]n aggregate, our Total Digital Channels represented
         75% of our revenue for fiscal year 2020." In an appropriate place in your filing, please provide the percentage of revenue attributable to each of your other sales channels.
How Our Food Platform Sets Us Apart
Transparent and Scalable Supply Chain, page 2

7. Please amend your disclosure to briefly define "food partners," and describe how you measure their engagement.
Healthy and Habitual Menu, page 3

8. Please briefly describe the significance to your business of your ability to "take advantage of multiple day-parts."
9. Please amend your disclosure to define "customer frequency," including how you measure the same. If you measure frequency by unique customers, please disclose how you identify a unique customer. As a related matter, please define and describe how you measure "customer habituation."
Impact of the COVID-19 Pandemic, page 6

10.      Please amend your disclosure to clearly define "system-wide" AUV.
Our Industry Has Not Evolved Sufficiently to Reflect Changing Consumer Tastes, page 7

11. Please amend your disclosure in this section to provide sources for your statements about the current strategies, models, and technologies of the restaurant industry, or characterize the same as management's opinions or beliefs.
Rapid Adoption of Digital and Delivery, page 7

12. Here and as appropriate throughout your filing, revise your disclosure to state whether you expect upward trends in digital orders due to COVID-19 to continue in future periods.
Our Growth Strategies
Grow Our Restaurant Footprint, page 8

13.      Please revise your disclosure to define "trade-zones."
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Grow Our Digital Users, page 9

14. Please amend your disclosure to briefly describe how you calculate "average order value."
2019 Order Frequency: Comparing Non-Digital Customers to Customers Who Order On Our
Digital Channels, page 9

15. Please label the y axis of your graphic on page 9 to clearly define what the bars in the graphic are intended to show. In this regard, while the first bar on the left side of the graph states "2.4 orders/quarter 49% of customers," it is unclear which of these two metrics the bars are intended to represent. Further, 49% of customers is greater than the
         29% and 22% of customers shown in the following two bars, but the bars appear to be increasing in size, and therefore, the presentation in the graphic is unclear. Make conforming changes to page 108 of your filing.
The Offering
Voting Rights, page 14

16. Please amend your cover page to disclose, as you do in this section, that "[t]he holders of our outstanding Class B common stock will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction."
Risk Factors, page 20

17. Please amend your filing to include a risk factor describing the risks, if any, related to your Marketplace Delivery partners also being your competitors. Risks Related to Our Business, Our Brand and Our Industry
"Food safety and foodborne illness concerns . . .", page 26

18. We note your disclosure that you "have spent significant management time and resources transitioning to alternative bowls that do not contain PFAS." Please quantify the significant resources, if estimable and material.
"Changes in food and supply costs . . .", page 30

19. You disclose that "we typically have shorter-term contracts ranging from one to three years for the purchase or distribution of most of our food products and supplies." In an appropriate place in your filing, please briefly describe the material terms of these short-
         term contracts.
"Changes in food and supply costs or failure to receive frequent deliveries . . ..", page 30

20. You disclose that "our farmers may not maintain food safety certifications, which may increase our risk in the event of a food safety incident." Please disclose whether a material number of your suppliers do not maintain food safety certifications, if known,
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         and describe any steps you take or controls you have in place to ensure that you work with suppliers who maintain food safety certifications.
"A significant portion of our restaurants are located in large urban areas . . ..", page 37

21.      We note your disclosure that "during the 2020 presidential election and 2021
         inauguration, we had prolonged store closures in the Washington, D.C./Virginia/Maryland metropolitan areas, which had an adverse impact on our restaurant revenues and profitability." Please quantify the adverse impact on your revenues, if estimable and material.
Risks Related to Legal and Governmental Regulation
"Increases in labor costs, labor shortages, and any difficulties . . .", page
38

22. You disclose here and throughout your filing that "while restaurants have traditionally experienced relatively high employee turnover rates, our turnover rates have historically been significantly above industry standard, including with respect to our restaurant operations leadership." To provide context for investors, please quantify the industry standard turnover rate and your turnover rate.
Risks Related to Our Intellectual Property and Information Technology
"We are subject to rapidly changing and increasingly stringent laws . . .", page 47

23. We note your disclosure that "[o]ur platform relies on these technologies and could be
         adversely affected by the CCPA   s restrictions." Please amend your
disclosure to provide
         additional detail describing why and how you rely on these technologies, and describe the specific, adverse effects of the CCPA's restrictions on your business. "We rely heavily on information technology . . .", page 49

24. You disclose that "several times in 2020, Uber Eats, our third-party delivery fulfilment partner for orders placed through our Native Delivery Channel, experienced outages that required us to temporarily shut down our Native Delivery Channel, and, in 2019, our third-party credit card processing vendor experienced several outages, resulting in several store closures, each of which incidents had an adverse impact on our revenues." Please quantify the adverse impact on your revenues, if estimable and material. Make conforming changes to your risk factor disclosure on the bottom of page 51.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 73

25. Please discuss your results here and throughout your submission to the latest period presented in your submission, which is fiscal year ended December 27, 2020. We noted
         several areas where your discussion is only through fiscal year 2019, for example 4-
         Wall EBITDA Margin, system-wide AUV, average unit volume, and restaurant count and compound annual growth rate to name a few. In addition, in the narrative discussion on
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         page 99 and the graphs on page 100 please revise to include fiscal year ended December
         27, 2020.
26. Here and throughout your filing, you disclose that "[g]oing forward, we believe we are well-positioned to continue to open new restaurants, which we expect to drive growth in our 4-Wall EBITDA, while also growing our AUVs," and "we expect our revenue growth rate to outpace the rate of increased general and administrative expenses, resulting in
         Adjusted EBITDA Margin improvement." To provide context for investors regarding how the growth in these metrics relates to your overall financial condition, please also disclose here whether you expect new restaurants and restaurant-level efficiencies to increase or decrease your net loss.
Factors Affecting Our Business
Expanding Restaurant Footprint, page 74

27. To provide investors with additional context about your restaurant footprint, please amend the graphic or narrative disclosure in this section to disclose how many locations, if any, you closed in the periods presented. In this regard, you provide data for "net" openings, but we were unable to find any disclosure related to store closings. Sales Channel Mix, page 75

28. We note your disclosure that because delivered sales require the payment of third-party fees in order to fulfill deliveries, sales through these channels have historically negatively impacted your margins. Please confirm, if true, that the lower margins are solely due to additional expenses and not because sales through these channels impact the amount of revenue received and recognized. Additionally, please revise to disclose the extent to which margins differ between delivered and non-delivered sales channels.
29. As a related matter, we note the following disclosures about the margin of your sales channels:

                "[d]ue to the fact that our Native Delivery, Outpost, and Marketplace Delivery
              Channels require the payment of third-party fees in order to fulfill deliveries, sales through these channels have historically negatively impacted our margins;"

                "over time, we expect that as we scale our Native Delivery, Outpost, and Marketplace
              Delivery Channels, we will achieve improved economics through these channels and our relative margins will improve;" and

                "[a]lthough our margins from sales through our Native Delivery Channel have historically been lower than margins from sales through our Marketplace Delivery
              Channel, we expect our margins from sales through our Native Delivery Channel to improve and potentially achieve higher margins than sales through our Marketplace
              Delivery Channel in the future."
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         Please amend your disclosure to provide more detail supporting your statements about future trends in the margins of your offerings. Specifically, please explain how scaling your Native Delivery, Outpost, and Marketplace Delivery Channels will achieve improved economies, given that you pay third-party fees for these services. In describing how economies of scale could improve margins, clarify whether these third-party fees are per order, a portion of the dollar value of each order, or a flat fee for a fixed cadence, and quantify your third-party delivery fees for the periods presented.
Key Performance Metrics, page 76

30.      We note your references to "average order value" on pages 9, 103, and
112. Please
         indicate whether average order value is a key business metric that you use to help evaluate your business, identify trends, formulate business plans, and make strategic decisions. If so, please discuss it here. If not, please explain why you do not use this metric in evaluating your business.
31. Although defined, please retitle AUV and Same Store Sales Growth to make clear in the title that these metrics have been adjusted to exclude certain temporarily-closed stores.
         Please also consider removing the word "Growth" from Same Store Sales, given the decrease in 2020. Please disclose whether the 19 stores excluded from the comparable restaurant base for purposes of calculating AUV in 2020 were also excluded from AUV in
         2019. We note from page 77 that 56 restaurants were excluded from Same Store Sales while 19 were excluded from the the Comparable Restaurant Base and, therefore, AUV.
         Please tell us why the number of stores differed for each measure and how you determined which stores to exclude. Finally, please tell us what consideration you gave to quantifying AUV and Same Store Sales without adjustment for temporary store closures and then explaining the impact of such closures on these metrics in an accompanying narrative.
Components of Results of Operations
Revenue
Delivery, page 78

32. Please disclose the reason margins from sales through your Native Delivery Channel have historically been lower than margins from sales through your Marketplace Delivery
         Channel.
Results of Operations
Comparison of Fiscal Year 2020 and Fiscal Year 2019
Revenue, page 81

33. You disclose that revenue from your Owned Digital Channels and Marketplace Delivery
         Channel increased by $27.8 million, which partially offset the decline in AUV. Please tell us whether ODC and MDC revenues are included in AUV and, if so, how such sales would offset (rather than be an offsetting component of) the decline in AUV.
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Non-GAAP Financial Measures, page 85

34. Given your business strategy of continuing to open additional stores in the future, please revise to discontinue elimination of pre-opening costs from Adjusted EBITDA. Refer to
         Non-GAAP C&DI 100.01.
35. We note your disclosure of 4-Wall EBITDA and its margin. Given the large degree of support activity for your stores at the corporate level and that profits at the restaurant level would not exist without the corporate costs, please revise to disclose that the measure is not indicative of overall results for the company and that restaurant-level profit does not accrue directly to the benefit of shareholders because of corporate-level expenses excluded from the measure.

         In order to avoid the impression that this is a company-wide measure of profit, reconcile this non-GAAP measure from operating income as the most comparable GAAP measure and retitle it to indicate that it is a store- or restaurant-level measure and to exclude use of the term EBITDA (as it also excludes other operating expenses). Liquidity and Capital Resources
Credit Facility, page 89

36. You disclose that the interest rate for your credit facility is tied to LIBOR. Please amend your filing to disclose the risks, if any, related to the impact of the discontinuation of
         LIBOR on your credit facility.
Business
Our Marketing Strategy
Performance Marketing, page 109

37. You disclose that "[o]ur investment in a sophisticated marketing technology stack enables us to better understand our customers . . . [and] leads to improved retention and more efficient customer acquisition." Please amend your disclosure to clarify how you measure customer retention, and how you determine the efficiency of your customer acquisition.
         As a related matter, in an appropriate place in your filing, please disclose the amount of revenue you attribute to new versus existing customers for the periods presented. In this regard, we note your disclosure throughout the filing that your success depends on
         "habitual" and "frequent" customers, and your growth strategies include attracting new customers.
Our Technology
Overview of Our Five Customer Channels, page 112

38. You disclose that "our Outpost customers are our most habitual users, with the average
         Outpost customer ordering almost six times per quarter on average in 2019." To provide context for this disclosure, please disclose whether you continued to see this trend in
 Jonathan Neman
Sweetgreen, Inc.
July 14, 2021
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         Outpost orders in 2020.
39. You disclose that "[d]uring our fiscal year 2019 and prior to the introduction of our Native
         Delivery Channel, customers that transacted through one of our Owned Digital Channels ordered more than 1.5 times more often than customers that only placed Non-
         Digital orders through our In-Store Channel and this frequency increased to more than 2.5 times more often for customers that ordered through more than one of our Owned Digital
         Channels." To provide investors with the most recent data about your operations and financial condition, provide similar disclosure for fiscal year 2020, or tell us why you are unable to do so.
Indemnification Matters, page 138

40. You disclose that "[u]pon the completion of this offering, our amended and restated
         certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law."
         Please amend your filing to include risk factor disclosure related to these limitations on the liability of your current and former directors, including your indemnity obligations under your amended and restated certificate of incorporation.
Certain Relationships and Related Party Transactions
Loans to Directors and Executive Officers, page 143

41. We note your disclosure that your loans to your directors and executive officers will be terminated prior to the initial public filing of your registration statement. Please tell us of your planned accounting for the loan terminations.
Description of Capital Stock
Class A Common Stock and Class B Common Stock, page 151

42. You disclose that "[t]he holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders (including the election of directors), unless otherwise required by Delaware law or our amended and restated certificate of incorporation." Please briefly describe the circumstances under which Delaware law and/or your amended and restated certificate of incorporation would require a separate vote by each of your Class A and Class B common stock.
Warrants, page 154
FirstName LastNameJonathan Neman
43. Please amend your disclosure to briefly describe the formula that will be used to calculate
Comapany    NameSweetgreen,
       the number             Inc. upon the automatic net exercise of the
Series J Preferred
                  of shares issuable
July 14,Stock
         2021Warrants.
              Page 9
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Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies Gift Cards, page F-11

44. Please disclose how you determine that the redemption of a gift card is remote and there is not a legal obligation to remit the unredeemed gift card balance to the relevant jurisdiction, and therefore, recognize the gift card as revenue.
       You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Siana E. Lowrey